ZEV VENTURES, INC.

June 28, 2016

Via Edgar

Re:	Zev Ventures, Inc.
Amendment No. 5 to Registration Statement on Form S-1
Filed June 6th, 2016
File No. 333-205271

After Careful Consideration and to Whom It May Concern:

This letter shall serve as a reply to your letter correspondence, dated June 20th, 2016 concerning Zev Ventures, Inc. and the amended registration statement on Form S-1 referenced above (the “Company”).

General

1.	We note your updated consent included as exhibit 23.1. Given that the consent references an audit report dated February 15, 2016 and the actual date on the audit report is May 13, 2016, please revise to reference the appropriate audit report in an updated consent.

We have provided an updated consent.

2.	In addition, the consent only references the audited period 2015 and should reference all audited periods contained in the financial statements by Dov Weinstein. Please revise.

We have provided an updated consent.

Financial Statements

Report of the Independent Registered Public Accounting Firm, page 25

We note your revised audit report references the balance sheet for “the period ended December 31, 2014.” However, the balance sheet date referred to in your auditor’s report for fiscal 2014 should be as of December 31, 2014 rather than for the “period ended December 31, 2014” as the balance sheet represents a point in time. In your next amendment, please include a corrected auditor’s report which refers to the appropriate dates and periods per your financial statement. Please be advised the third paragraph of your audit report should be similarly revised.

We have provided an updated report.

ZEV VENTURES, INC.

The Company hereby acknowledges:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/Zev Turetsky
Zev Turetsky
Chief Executive Officer

cc:	William Eilers, Eilers Law Group, P.A.